SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For 15 February 2008


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









Bank of Ireland
Interim Management Statement 15 February 2008


Background

The EU Transparency Directive requires that Bank of Ireland release an Interim Management Statement by 18 February 2008 updating the market on our financial performance. This requirement took effect for the Bank of Ireland for the first time in our financial year commencing 1 April 2007.

John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.30am GMT today, 15 February 2008. Conference call details are outlined below.

Overview

The trading performance of the Group is broadly in line with our expectations. The continuing volatility in markets is however impacting our financial performance and the outcome for the year is subject to change.

This volatility is having an impact on the mark to market of certain financial assets and liabilities. In particular, the downward movement in stock markets to date is generating a significant negative investment variance in our Life business - circa EUR40 million. In addition, the recent weakness in the euro sterling exchange rate is having a negative impact on the translation of profits from our UK Financial Services Division - circa EUR15 million.

As a result of recent market developments, we have increased by EUR15 million the provision against our investments in structured investment vehicles (exposure circa EUR85 million) to circa 50% of this portfolio.

Excluding the impact of these factors, our expectation for underlying(1) EPS growth for the year to 31 March 2008 is in line with previous guidance of high single digit (from a base of 144.6 cent for the year to 31 March 2007). If the aggregate EUR70 million negative impact of the above factors remains until the year end, we would expect underlying EPS growth to moderate to circa 3% to 5%.

(1) Underlying excludes the impact of non-core items: gain on disposal of business assets; gross-up of policyholder tax in the Life business; investment return on treasury shares held for policyholders; hedge ineffectiveness on transition to IFRS; and cost of restructuring programme.

Group

Business momentum across the Group slowed in the second half of our financial year as the level of economic activity in our main markets moderated. Notwithstanding this more challenging environment our businesses remain well positioned in each of our markets and we expect loan and resource volume growth of circa 10% and 15% respectively for the year to 31 March 2008. The latter reflects our focus on growing customer deposits in a tighter wholesale funding environment. Excluding the impact of IAS 39 accounting treatment, we expect low to mid single digit basis points margin attrition (off a net interest margin, excluding IAS 39 impact, of 1.69% for the year ending 31 March 2007). The most significant contributor to this attrition is the higher funding costs we are experiencing in wholesale markets due to the continued market dislocation. Mid single digit percentage growth in revenue is expected for the year.

Management has maintained a clear focus on cost management and containment during the year and we anticipate a positive cost / income jaws of circa 4%.

The profile of our loan portfolio is robust with minimal exposure to those asset classes that are generating most concern throughout global credit markets. In the context of a balance sheet of circa EUR200 billion, our exposure to structured investment vehicles (SIVs), collateralised debt obligations (CDOs) and monoline insurers (primarily through wrapped products) is modest at circa EUR85 million, EUR45 million and EUR136 million respectively.

The effectiveness of our credit policies and underwriting standards is reflected in our strong asset quality in each portfolio across the Group. While we expect an increase in our annualised loan loss charge to mid to high-teens basis points in March 2008 this is from our historically low levels in March 2007 and September 2007 (9 and 12 basis points respectively).

We have maintained our strong capital position in the second half of our financial year.

Funding

Bank of Ireland has maintained a strong funding position throughout the extended period of dislocation in capital markets. Our customer deposits are expected to increase by 15% year-on-year as a result of the Group's continuing focus on deposit gathering. At the end of September 2007 our wholesale funding as a percentage of our overall balance sheet was 46% (a similar level to 31 March
2007). Given the strong growth in our customer deposits, we expect this level of wholesale funding to reduce somewhat during the latter half of the year. Overall, we continue to finance our loan book in a prudent manner with circa 80% of loans funded through customer deposits and wholesale term funding with a maturity profile greater than one year. The geographic diversity of our funding programmes has proved a particular strength in the current market.

Retail Ireland

The pace of economic growth in Ireland has continued to moderate, contributing to our expectations of delivering a modest profit growth for our Retail business for the year. Whilst economic indicators across the broader economy remain positive, the slow-down, particularly in the residential property market, is impacting consumer and business confidence levels. However GDP growth forecasts for 2008 remain above expected levels for the eurozone average. The Group's distribution, brand and franchise remain our core strengths in Ireland. These strengths, together with our competitive approach to pricing and continuing programme of product innovation, ensure that we maximise the business opportunities in this more challenging environment.

The growth in our mortgage book has moderated as expected in line with the general trends in the market overall. Similarly, volume growth in Business Banking has slowed following the very strong start to the year. Our focus on customer recruitment in this segment continues to be successful. Asset quality across the Retail portfolio remains strong, though as previously guided, the loan loss charge has trended upwards from its unsustainably low level.

Life

Following the very strong start to the year, the weakness in world equity markets has impacted the sale of single premium investment products in the second half of our fiscal year. Sales of regular premium savings products have proved more resilient. As highlighted above, the decline in equity markets has resulted in a negative mark to market of the embedded value in the Life company giving rise to a negative investment variance and decline in profit before tax.

Capital Markets

A strong performance is expected from Capital Markets with both Corporate Banking and Global Markets contributing to this growth. Corporate Banking is delivering a robust performance in a challenging market with growth well spread across our portfolios and international markets. Pricing and structures continue to improve as risk is repriced in credit markets globally. Trends in asset quality remain strong. In Global Markets we expect to repeat the excellent performance delivered in the first-half of our financial year with both the markets team and customer business contributing to this result.

UK Financial Services (UKFS)


Our UKFS Division continues to perform strongly. Momentum in Business Banking in both loans and resource growth remains strong, notwithstanding the moderation in the level of economic activity in the UK. Asset quality across the portfolio remains strong. The dynamics in the UK mortgage market have changed with a resultant improvement in pricing. The impact of this improved market dynamic is expected to be in greater evidence in the first-half of our next financial year. Asset quality across our portfolios remains strong. Our Consumer Financial Services businesses continue to perform in line with expectations.

Outlook

In line with economic forecasts for our main markets, we expect the more moderate level of activity experienced across the Group in recent months to continue in 2008. The current volatility in financial markets may remain a feature well into this calendar year impacting on overall investment, business and consumer confidence.

We are confident that our business fundamentals and competitive positioning enable us to capitalise on growth opportunities in both the current challenging market and as economic conditions improve.

Trading Statement

Bank of Ireland will issue a short Trading Statement in early April 2008 in respect of our year ending 31 March 2008.

Ends.

Conference call dial-in details
---------------------------------
Ireland                              +353 1 247 5166
United Kingdom/International         +44 1452 560 210
Conference call identity number      33037176

Replay facility available from 10am on 15 February 2008 until 29 February 2008
--------------------------------------------------------------------------------
International dial-in                +44 1452 55 00 00    Access code: 33037176#

In addition, a recording of the call will be available from 11.00am (GMT) on 15 February 2008 on our website: www.bankofireland.ie/investor


Contact details:

John O'Donovan Group Chief Financial Officer                     +353 1 632 2054
Geraldine Deighan Head of Group Investor Relations               +353 1 604 3501
Liam McLoughlin Director of Group Finance                        +353 1 604 4027
Dan Loughrey Head of Group Corporate Communications              +353 1 604 3833


Forward Looking Statement

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.



                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 February 2008